                                                   UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                                   SCHEDULE 13G

                                     Under the Securities Exchange Act of 1934

                                           Enterprise Products Partners L.P.
                                          ----------------------------------
                                                 (Name of Issuer)

                                      COMMON UNITS, representing limited partner interests
                                      -----------------------------------------------------
                                          (Title of Class of Securities)

                                                     293792-10-7
                                                     ------------
                                                    (CUSIP Number)

                                                   December 31, 2001
                                                   ------------------
                             (Date of Event Which Requiring Filing of this Statement)

                                  Check the appropriate box to designate the rule
                                     pursuant to which this Schedule is filed:
                                                 [ ] Rule 13d-1(b)
                                                 [X] Rule 13d-1(c)
                                                 [ ] Rule 13d-1(d)

1)       Name of Reporting Person                                               Dan L. Duncan

         S.S. or I.R.S. Identification No.  of Above Person                     ###-##-####

2)       Check the appropriate box if a member of a Group                       (a) N/A
                                                                                (b) N/A

3)       SEC Use Only

4)       Citizenship or place of organization                                   U.S.A.

Number of Shares           (5)      Sole Voting Power                           O
Beneficially Owned         (6)      Shared Voting Power                         35,265,533*
by Each Reporting          (7)      Sole Dispositive Power                      0
Person with                (8)      Shared Dispositive Power                    35,265,533*

9)       Aggregate Amount Beneficially  Owned by
         Each Reporting Person                                                  35,265,533*

10)      Check Box if the Aggregate Amount in Row (9)
         Excludes certain Shares                                                N/A

11)      Percent of Class Represented by Amount in Row 9                        68.4%**

12)      Type of Reporting Person                                               IN

*Dan L. Duncan owns 50.427% of the Class A common stock of Enterprise Products Company (EPCO).  EPCO indirectly owns 68.4% of the Common Units and is the grantor of, and has termination power over, the Enterprise Products 1998
Unit Option Plan Trust that was established  in connection with an employee benefit plan and holds 1,361,500
Common Units. Enterprise Products Partners L.P. owns a 98.9% limited partner interest in Enterprise Products
Operating L.P. (EPOLP).  EPOLP is the grantor of, and has termination power over, the EPOLP 1999 Grantor Trust that was established in connection with an employee benefit plan and holds 163,600 Common Units. EPCO  is the grantor of, and has termination power over, the Enterprise Products 2000 Rabbi Trust that was established in connection with an employee benefit plan and holds 100,018 Common Units. EPC Partners II, Inc., a wholly-owned subsidiary of
EPCO, holds 33,640,415 Common Units and 21,409,870 Subordinated Units representing limited partnership interests.  The Subordinated Units may eventually convert to Common Units but are currently not convertible prior to April 1, 2002.  The Subordinated Units are not included in this number.

**This percentage does not include the 21,409,870 Subordinated Units held by EPC Partners II, Inc., which may convert to Common Units.

1)       Name of Reporting Person                                               EPC Partners II, Inc.

         S.S. or I.R.S. Identification No.  of Above Person                     51-0371329

2)       Check the appropriate box if a member of a Group                       (a)N/A
                                                                                (b)N/A

3)       SEC Use Only

4)       Citizenship or place of organization                                   Delaware

Number of Shares           (5)      Sole Voting Power                           33,640,415*
Beneficially Owned         (6)      Shared Voting Power                         0
by Each Reporting          (7)      Sole Dispositive Power                      33,640,415*
Person with                (8)      Shared Dispositive Power                    0

9)       Aggregate Amount Beneficially  Owned by
         Each Reporting Person                                                  33,640,415*

10)      Check Box if the Aggregate Amount in Row (9)
         Excludes certain Shares                                                N/A

11)      Percent of Class Represented by Amount in Row 9                        65.3%**

12)      Type of Reporting Person                                               CO

*EPC Partners II, Inc. also holds 21,409,870 Subordinated Units representing limited partnership interests.
These Subordinated Units may eventually convert to Common Units, but are not convertible prior to April 1, 2002.
The Subordinated Units are not included in this number.

**This percentage does not include the 21,409,870 Subordinated Units held by the filer which securities may convert to Common Units.

1)       Name of Reporting Person                                               Enterprise Products Company

         S.S. or I.R.S. Identification No.  of Above Person                     74-1675622

2)       Check the appropriate box if a member of a Group                       (a)N/A
                                                                                (b)X

3)       SEC Use Only

4)       Citizenship or place of organization                                   Texas

Number of Shares           (5)      Sole Voting Power                           0
Beneficially Owned         (6)      Shared Voting Power                         35,265,533*
by Each Reporting          (7)      Sole Dispositive Power                      0
Person with                (8)      Shared Dispositive Power                    35,070,115*

9)       Aggregate Amount Beneficially  Owned by
         Each Reporting Person                                                  35,265,533*

10)      Check Box if the Aggregate Amount in Row (9)
         Excludes certain Shares                                                N/A

11)      Percent of Class Represented by Amount in Row 9                        68.4%**

12)      Type of Reporting Person                                               CO

*  EPCO indirectly owns 68.4% of the Common Units and is the grantor of, and has termination power over, the
Enterprise Products 1998 Unit Option Plan Trust that was established  in connection with an employee benefit plan and holds 1,150,000 Common Units. Enterprise Products Partners L.P. owns a 98.9% limited partner interest in
Enterprise Products Operating L.P. (EPOLP).  EPOLP is the grantor of, and has termination power over, the EPOLP 1999
Grantor Trust that was established in connection with an employee benefit plan and holds 163,600 Common Units.
EPCO is the grantor of, and has termination power over, the Enterprise Products 2000 Rabbi Trust that was established in connection with an employee benefit plan and holds 100,018 Common Units.  EPC Partners II, Inc., a wholly-owned subsidiary of EPCO, holds 33,552,915 Common Units and 21,409,870 Subordinated Units representing limited partnership interests.  The Subordinated Units may eventually convert to Common Units but are currently not convertible prior to April 1, 2002.  The Subordinated Units are not included in this number.

**This percentage does not include the 21,409,870 Subordinated Units held by EPC Partners II, Inc., which may convert to Common Units.

Item 1(a).        Name of Issuer:
                  Enterprise Products Partners L.P.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  2727 North Loop West
                  Houston, Texas  77008

Item 2(a).        Name of Person Filing:
                  1. EPC Partners II, Inc.
                  2. Dan L. Duncan
                  3. Enterprise Products Company

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  1.       300 Delaware Avenue, 9th Floor
                           Wilmington, DE 19801
                  2. and 3.2727 North Loop West
                           Houston, Texas  77008

Item 2(c).        Citizenship:
                  1.       Delaware
                  2.       USA
                  3.       Texas

Item 2(d).        Title of Class of Securities:
                  Common Units representing limited partnership interests

Item 2(e).        CUSIP Number:
                  293792-10-7

Item 3.  This statement is filed pursuant to Rule 13d-1(c)

Item 4.  Ownership

                  1. EPC Partners II, Inc.
                  (a)      Amount Beneficially Owned: 33,640,415*
                  (b)      Percent of Class: 65.3%**
                  (c)      Number of units as to which such persons have:
                           (i)      sole power to vote or to direct the vote:  33,640,415*
                           (ii)     shared power to vote or to direct the vote:  0

                           (iii)    sole power to dispose or to direct the disposition of:  33,640,415*
                           (iv)     shared power to dispose or to direct the disposition of:  0

                  2. Dan L. Duncan
                  (a)      Amount Beneficially Owned: 35,265,533***
                  (b)      Percent of Class: 68.4%**
                  (c)      Number of units as to which such persons have:
                           (i)      sole power to vote or to direct the vote: 0
                           (ii)     shared power to vote or to direct the vote: 35,265,533***
                           (iii)    sole power to dispose or to direct the disposition of: 0
                           (iv)     shared power to dispose or to direct the disposition of: 35,265,533**

                  3.  Enterprise Products Company
                  (a)      Amount Beneficially Owned: 35,265,533****
                  (b)      Percent of Class: 68.4%**
                  (c)      Number of units as to which such persons have:
                           (i)      sole power to vote or to direct the vote: 0
                           (ii)     shared power to vote or to direct the vote: 35,265,533****
                           (iii)    sole power to dispose or to direct the disposition of: 0
                           (iv)     shared power to dispose or to direct the disposition of:  35,265,533****

*EPC Partners II, Inc.  also holds  21,409,870  Subordinated  Units  representing  limited  partnership  interests.
These  Subordinated  Units may  eventually  convert  to Common  Units,  but are not  convertible  prior to April 1,
2002.

**This  percentage  does not include the  21,409,870  Subordinated  Units held by EPC Partners II, Inc.,  which may convert to Common Units.

***Dan L. Duncan owns 50.427% of the Class A common stock of Enterprise  Products  Company (EPCO).  EPCO indirectly owns 68.4% of the Common Units and is the grantor of and has  termination  power over the Enterprise  Products 1998
Unit  Option Plan Trust that was  established  in  connection  with an employee  benefit  plan and holds  1,361,500
Common Units.  Enterprise  Products  Partners L.P. owns a 98.9%  limited  partner  interest in Enterprise  Products
Operating  L.P.  (EPOLP).  EPOLP is the grantor and has  termination  power over the EPOLP 1999 Grantor  Trust that was  established in connection  with an employee  benefit plan and holds 163,600 Common Units.  EPCO is the grantor and has  termination  power over the Enterprise  Products 2000 Rabbi Trust that was  established in connection with an employee  benefit plan and holds  100,018  Common  Units.  EPC Partners II, Inc., a  wholly-owned  subsidiary of
EPCO,  holds  33,640,415  Common  Units  and  21,409,870   Subordinated  Units  representing   limited  partnership
interests.  The Subordinated  Units may eventually  convert to Common Units but are currently not convertible prior to April 1, 2002.  The Subordinated Units are not included in this number.

****Enterprise  Products  Company  (EPCO)  indirectly  owns 68.4% of the Common Units and is the grantor of and has termination  power over the  Enterprise  Products  1998 Unit Option Plan Trust that was  established  in connection with an employee  benefit plan and holds 1,150,000  Common Units.  Enterprise  Products  Partners L.P. owns a 98.9%
limited partner interest in Enterprise  Products  Operating L.P. (EPOLP).  EPOLP is the grantor and has termination power over the EPOLP 1999  Grantor  Trust that was  established  in  connection  with an employee  benefit plan and holds  163,600  Common  Units.  EPCO is the grantor and has  termination  power over the  Enterprise  Products 2000
Rabbi Trust that was  established  in  connection  with an employee  benefit plan and holds  100,018  Common Units.
EPC  Partners  II,  Inc.,  a  wholly-owned  subsidiary  of EPCO,  holds  33,640,415  Common  Units  and  21,409,870
Subordinated Units representing  limited  partnership  interests.  The Subordinated Units may eventually convert to
Common Units but are currently not  convertible  prior to April 1, 2002.  The  Subordinated  Units are not included in this number.

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being
         Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  Not applicable.

After  reasonable  inquiry and to the best of my knowledge and belief,  I certify that the information set forth in this statement is true, complete and correct.

Date:    February 12, 2002

Signatures:

EPC Partners II, Inc.

By:    /S/ Victoria L Garrett
   ---------------------------------------
Name: Victoria L. Garrett
Secretary

       /S/ Dan L. Duncan
   ---------------------------------------
Dan L. Duncan

Enterprise Products Company

By:    /S/ Richard H. Bachmann
   ---------------------------------------
Richard H. Bachmann
Executive Vice President

----------------
Each Reporting Person certifies only the information in Item 4 regarding himself or itself, as the case may be.

                                                 February 13, 2002

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

Ladies and Gentlemen:

Delivered to you herewith for filing pursuant Rule 13d-1(c) is an electronic copy of Schedule 13G reporting beneficial ownership by EPC Partners II, Inc., Enterprise Products Company and Dan L. Duncan of Common Units
representing limited partnership interests in Enterprise Products Partners L.P.

Please note that the percentage beneficial ownership reported in Item 4 of the attached Schedule 13G reflects the filers' beneficial ownership of Common Units, but does not reflect the filers' beneficial ownership of 21,409,870
Subordinated Units which  may eventually convert to Common Units but are currently not of the same class as the registered securities and do not  entitle their holder to vote as if they were Common Units.

One copy of the attached Schedule 13G will be sent to Enterprise Products Partners L.P. concurrently with this filing.

Sincerely,

John E. Smith
Attorney for
Enterprise Products Company,
Dan L. Duncan and
EPC Partners II, Inc.